[The First of Long Island Corporation Letterhead]

August 5, 2009
Mr. William Friar
Senior Financial Analyst
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The First of Long Island Corporation
       Form 10-K - December 31, 2008
       File Number 0-12220

Dear Mr. Friar:

The following is my amended response to your letter of July 17, 2009 (copy attached).  My original response was faxed and mailed to you on July 24, 2009.  The numbers in section A correspond to the comments of like number in your letter.

A.  Response to Staff Comments

1.	Base Compensation

The Company’s disclosure with respect to base compensation, found at the beginning of the section of the proxy statement entitled “Why We Choose To Pay Each Element of Executive Compensation” will be expanded in future filings to read as follows:

“The Compensation Committee (the “Committee”) believes that base salary for an executive officer should compensate the officer for the skills and effort required to perform the officer’s day-to-day responsibilities, taking into account the size and complexity of the Company.

On an annual basis, the Committee reviews the Chief Executive Officer’s base salary and the base salary recommendations made by the Chief Executive Officer for the Company’s other executives.  In reviewing each executive’s officer’s base salary, the Compensation Committee considers the amounts paid by peer banks.  However, each executive officer’s base salary is arrived at by the Committee after considering a variety of additional factors, which include the following:

•	The executive officer’s experience and tenure in his or her current position;
•	The executive officer’s scope of responsibilities;
•	The executive officer’s compensation relative to the Company’s other executive officers;
•	The executive officer’s recent and expected future performance, particularly the executive officer’s contributions to corporate performance;
•	The Company’s recent and expected future overall performance; and
•	The Company’s overall budget for base salary increases.

Highly experienced and long-tenured executives do not necessarily receive an increase in base pay each year.”

2.  2008 Equity Compensation

Pursuant to Item 402(c)(2)(v) and 402(c)(2)(vi), the stock and option awards columns of the Summary Compensation table represent the compensation cost of stock and option awards, before reflecting forfeitures, recognized for financial statement reporting purposes in accordance with SFAS No. 123(R).  Pursuant to Item 402(d), the Grant of Plan-Based Awards table sets forth awards to the named executive officers during the most recently completed fiscal year.  Although Item 402 does not require the disclosure of equity awards made subsequent to the close of such fiscal year, such disclosure is possible when the amount of such awards is determined based on the financial performance for such fiscal year.  In future filings, the Company will include in the Grant of Plan-Based Awards table: (1) equity awards during the most recently completed fiscal year; and (2) equity awards made subsequent to the close of such year and prior to the filing of the Proxy Statement when the amount of such awards was determined based on the financial performance for such year.

In addition, the Company’s disclosure with respect to equity awards, found in the “Compensation Discussion and Analysis” section of the proxy statement under the caption “Elements of Executive Compensation” and the sub-caption “Equity Awards” will be expanded in future filings to read as follows:

“The equity awards granted during the current fiscal year and reflected in columns (c) through (e) of the Grant of Plan Based Awards Table were based on actual net income and ROA for the prior fiscal year of $_____ million and _____%, respectively.  The threshold level of net income and ROA for the prior year was $_____ million and _____%, respectively, the target level of net income and ROA was $_____ million and _____%, respectively, and the maximum level of net income and ROA was $_____ million and _____%, respectively.  The equity awards granted subsequent to the close of the current fiscal year and prior to the filing of this Proxy Statement and reflected in columns (c) through (e) of the Grant of Plan Based Awards Table were based on actual net income and ROA for the current fiscal year of $_____ million and _____%, respectively.  The threshold level of net income and ROA for the current year was $_____ million and _____%, respectively, the target level of net income and ROA was $_____ million and _____%, respectively, and the maximum level of net income and ROA was $_____ million and _____%, respectively.”

3.	Benchmarking

The Company’s disclosure with respect to benchmarking will be expanded in future filings by the addition of the following discussion to the proxy statement section entitled “How We Determine The Amount To Pay for Each Element of Executive Compensation”:

“The Compensation Committee currently believes that total compensation for executive officers should, as a general matter, be at or about the 75th percentile of the peer group.  However, specific pay positioning for each executive relative to the 75th percentile varies and may vary by a significant amount based on a variety of factors.  These factors include, among others, the executive’s tenure in his or her current position and years of service with the Bank, the executive’s scope of responsibilities, the executive’s recent and expected future performance, the executive’s leadership ability, the Company’s recent and expected future overall performance, and current economic conditions and the effect thereof on the performance of the Company and its peers.  In terms of total compensation reported in the Summary Compensation Table, the Company’s named executive officers relative to peers range from the 82nd to the 33rd percentile.  The percentiles for Company’s highest to lowest paid named executive officer are 65th, 33rd, 79th, 74th, and 82nd, respectively.  The total compensation for Sallyanne K. Ballweg, the Company’s second highest paid named executive officer, falls significantly below the 75th percentile of the peer group primarily because of her relatively short tenure with the Company and the corresponding effect on compensation from stock awards, option awards, and change in pension value reported in the Summary Compensation Table.”

Please note that the Company has recently retained Pearl Meyer & Partners, LLC to do an updated executive compensation study.  As a result of this study, the Company’s peer group may change.  All other things being equal, this will likely cause the percentile for each of the Company’s executive officers relative to peers to change.  In addition, the Compensation Committee may change its overall compensation goal from at or about the 75th percentile to some other benchmark.

B.  Acknowledgements

We acknowledge the following:
•	The First of Long Island Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosures in its Form 10-K (the “filing”); and
•
Comments from the staff of the Securities and Exchange Commission (the “Commission”) or changes to the Company’s disclosures in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert comments from the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Mark D. Curtis
Mark D. Curtis SVP & Treasurer (principal accounting & financial officer)